811 Main Street, Suite 3700
Houston, TX 77002
Tel: +1.713.546.5400 Fax: +1.713.546.5401
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
October 8, 2014	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

Via EDGAR and Overnight Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:       Sonia Gupta Barros, Assistant Director

Re:                 Landmark Infrastructure Partners LP
Draft Registration Statement on Form S-11
Confidentially Submitted September 15, 2014
File No. 377-00725
CIK No. 0001615346

Ladies and Gentlemen:

Set forth below are the responses of Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2014, with respect to the Partnership’s Draft Registration Statement on Form S-11 confidentially submitted to the Commission on September 15, 2014, File No. 377-00725 (the “Confidential Submission”).

Concurrently with the submission of this letter, the Partnership has publicly filed through EDGAR a Registration Statement on Form S-11 (the “Registration Statement”).  For your convenience, we have hand delivered five copies of this letter, as well as five copies of the Registration Statement marked to show all changes made since the submission of the Confidential Submission.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to the marked copy of the Registration Statement unless otherwise indicated.  The responses in this letter are based on representations made by the Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

October 8, 2014

Unless the context otherwise requires, references in this letter to the Partnership, when used in a historical context, refer to Partnership’s Predecessor, Landmark Dividend Growth Fund-A LLC (“Fund A”) and Landmark Dividend Growth Fund-D LLC (“Fund D” and together with Fund A, the “Funds” or the “Predecessor”).

Prospectus Summary, page 1

Overview, Page 2

1.                                      We note your response to comment 7 in our letter dated September 4, 2014 and your removal of the tabular disclosure regarding the “Right of First Offer Assets” from your Summary section. On page 2, you indicate that in addition to the 759 tenant sites subject to the right of first offer, Landmark has an additional 64 tenant sites and options to acquire 235 tenant sites. Please clarify if these additional assets are also subject to the right of first offer. If these assets are not subject to that right, please remove the disclosure from your Summary section or explain to us why such presentation is appropriate.

Response:  The Partnership has revised the Summary section of the Registration Statement to remove the references to Landmark’s additional assets.  See page 2 of the Registration Statement.  Additionally, the Partnership has revised the Business and Properties section of the Registration Statement to clarify that such additional assets are not currently subject to the right of first offer, but that Landmark expects to contribute most or all of these assets to the Remaining Landmark Funds in the future, at which point the assets will become subject to the right of first offer.  See page 108 of the Registration Statement.

Business Strategies, page 2

2.                                      Please revise to indicate that when pursuing acquisitions through third parties with Landmark, you will be obligated to pay Landmark for its acquisition services. Please make similar revisions in the “Factors That May Influence Future Results of Operations” section on page 85. Please also highlight that such fees will be entirely in Landmark’s discretion.

Response:  The Partnership has revised the Registration Statement to clarify that it will pay reasonable fees to Landmark for utilizing acquisition services from Landmark.  See pages 2 and 85 of the Registration Statement.  The Partnership further advises the Staff that the omnibus agreement has been revised to clarify that the reasonable fees paid to Landmark for acquisition services will be mutually agreed to by Landmark and the Partnership.

October 8, 2014

Business Strengths, page 3

3.                                      We note your disclosure regarding Landmark’s tenant site renewal history in the second bullet point of this section. Please clarify if these relate to property interests that are in your initial portfolio or if these are properties interests that Landmark will retain. If properties interests that Landmark will retain, please clarify if the renewal history for property interests in your initial portfolio differs.

Response:  The Partnership has revised the Registration Statement to clarify that the disclosure regarding Landmark’s tenant site renewal history relates to all of Landmark’s real property interests, which includes the properties that will constitute our initial portfolio, as well as those retained by the Remaining Landmark Funds.  See pages 3, 110, 123 and 124 of the Registration Statement.  The Partnership further advises the staff that the historical renewal rate for the properties that are to be contributed to the Partnership is the same (over 99% (233 out of 234 tenant sites have been renewed)), but believes that providing historical renewal rates for all of Landmark’s assets provides better disclosure, as the renewal rate is calculated on a larger pool of assets and includes those subject to the right of first offer.

Estimated Distributable Cash flow for the Twelve Months Ended December 31, 2015, page 59

4.                                      We have reviewed your response to comment 15 in our letter dated September 4, 2014. Please provide a forecasted twelve months ended June 30, 2015 that supports management’s representation that there is no material differences, other than assets acquisitions, from the forecast currently presented. In addition, please specifically disclose the effects the asset acquisitions made subsequent to June 30, 2014 would have on the forecast.

Response:  The Partnership has revised the Registration Statement to include a forecast for the twelve month period ending September 30, 2015, and to disclose the effects that asset acquisitions made subsequent to June 30, 2014 have on the forecast periods.  See pages 57 through 63 of the Registration Statement.  The Partnership advises the Staff that it has provided the forecast for the twelve-month period ending September 30, 2015 rather than the twelve-month period ending June 30, 2015 because the Partnership intends to include historical financial statements as of and for the nine months ended September 30, 2014 in a subsequent amendment to the Registration Statement.

Business and Properties, page 108

5.                                      We note your response to comment 21 in our letter dated September 4, 2014. Please confirm that you will consider the relevance of operating data on an annual basis in future filings.

October 8, 2014

Response:  The Partnership confirms that it will consider the relevance of operating data on an annual basis in future filings with the Staff.

Our Real Property Interests by Remaining Term, page 122

6.                                      We note your disclosure on page 10 that the remaining term is based on the assumption that the site is not vacant for a period longer than your tenant replacement period. Please clarify if such assumption results in an additional period of three to five years being added to the remaining lease term as disclosed in the table. Additionally, please revise to note that the tenant replacement period only applies to assets with easements or lease assignments and not those that you own in fee simple.

Response: The Partnership has revised the Registration Statement to clarify that the assumption in footnote 1 to the table on page 122 of the Registration Statement relates to the remaining terms of the Partnership’s real property interests and was not used in calculating the remaining terms of the Partnership’s tenant leases.  The Partnership has further revised the Registration Statement to clarify that the assumption in footnote 1 to the table on page 122 of the Registration Statement does not apply to properties owned by the Partnership in fee simple.

Certain Relationship and Related Party Transactions, page 145

7.                                      We note your disclosure on page 146 that you will pay Landmark “reasonable fees” for providing acquisition services to be “determined at Landmark’s discretion.” Since such fees are made entirely in Landmark’s discretion, please revise to clarify whether there are measures in place for management to object to Landmark’s fees to the extent they appear to be unreasonable or inappropriate.

Response:  The Partnership has revised the Registration Statement to clarify that the fees for providing acquisition services will be mutually agreed to by Landmark and the Partnership, as well as to clarify that the Partnership is under no obligation to utilize Landmark’s acquisition services.  The Partnership further advises the Staff that the Omnibus Agreement has been revised to clarify that the reasonable fees paid to Landmark for acquisition services will be mutually agreed upon by Landmark and the Partnership.  See pages 146 and 148 of the Registration Statement.

Pro Forma Combined Statement of Operations, page F-5

8.                                      Please clarify what the adjustment to impairments relates to and tell us how this adjustment has a continuing impact.

Response:  The Partnership has revised the Registration Statement to clarify that the adjustment to impairments is made to reflect the purchase accounting associated with the December 2012 change in control of Landmark.  See page F-7 of the Registration Statement.  The push down of the purchase accounting associated with the December 2012 change in control increased the basis in these assets before they were impaired in 2013. The adjustment to impairment has a continuing impact on the Partnership’s adjusted basis of certain real property interests and related intangible assets presented on the balance sheet as well as future amortization of such assets and liabilities as described in Footnote (B), pages F-6 and F-7 and Footnote (BB), page F-8, respectively.

October 8, 2014

1. Adjustments to the Pro Forma Combined Balance Sheet, page F-6

Footnote (B) & Footnote (C), pages F-6 & F-7

9.                                      We note your revised disclosure in response to comment 29 in our letter dated September 4, 2014. Please clarify, as it relates to Footnote (B), what the adjustments to investments in receivables, net and deferred rent assets relate to and include this information within your amended filing. Additionally, tell us how the adjustments in Footnote (C) have been reflected in the Pro Forma Combined Balance Sheet.

Response:  The Partnership has revised the Registration Statement to clarify in Footnote C that the adjustment to investments in receivables is a result of the transfer of the investments in receivables from the Contributing Landmark Funds to the Partnership, which met the conditions to be accounted for as a sale in accordance with ASC 860, Transfers and Servicing, an adjustment was made to record the investments in receivables at their estimated fair values as of June 30, 2014. The Partnership has revised the Registration Statement to clarify that the adjustment to deferred rent asset is made to reflect the change in the holding period of Landmark in certain leases due to the change in control in December 2012. The Partnership has also revised Footnote C to remove the discussion regarding the assets acquired subsequent to June 30, 2014, since the assets are not part of the formation transactions, are not included in any pro forma adjustment and are not reflected in the Pro Forma Combined Balance Sheet. See Pages F-6 and F-7 of the Registration Statement.

October 8, 2014

The Partnership has authorized us to acknowledge on its behalf that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/S/ Keith Benson
Keith Benson
of Latham & Watkins LLP

Cc:          George Doyle, Landmark Infrastructure Partners LP

William N. Finnegan IV, Latham & Watkins LLP

William J. Cernius, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

William J. Cooper, Andrews Kurth LLP